

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4628

December 1, 2009

Mr. Chunshi Li
Chief Executive Officer
China Yili Petroleum Company
c/o American Securities, Inc.
100 Wall Street, 15th Floor
New York, NY 10005

      **Re:**    **China Yili Petroleum Company**
              **Form 10-K for the Fiscal Year Ended December 31, 2008**
              **Filed May 18, 2009**
              **File No. 001-51554**

Dear Mr. Li.

     I am contacting you to request a telephone conference to discuss your failure to respond to our comment letter dated September 25, 2009. Please contact me at 202-551-3686 at your earliest convenience.

                        Sincerely,

                        Karl Hiller
                        Branch Chief